Exhibit 99.1

HeadHunter Announces Filing of Form 15F to Deregister with the U.S. Securities and Exchange Commission

MOSCOW, Russia, July 10, 2023 – HeadHunter Group PLC (MOEX: “HHRU”) (“HeadHunter,” “we” or the “Company”) announces that it filed a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) today with the intention of terminating the registration of its ordinary shares (the “Ordinary Shares”) and American Depositary Shares (the “ADSs”), each representing one Ordinary Share, and its reporting obligations under Sections 13(a) and Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the filing of the Form 15F with the SEC, all the Company’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied.

Deregistration with the SEC and termination of the Company’s reporting obligations under the Exchange Act (collectively, the “Deregistration”) are expected to become effective 90 days after its filing of Form 15F with the SEC (“Form 15 Effective Date”). Once the Form 15F is filed and before the Form 15F Effective Date, the Company will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, https://investor.hh.ru/. Notwithstanding the Deregistration, the Company currently intends to continue disclosing financial information on a regular basis subject to applicable laws and regulations.

The Company decided to proceed with the Deregistration following the affirmative decision by The Nasdaq Stock Market LLC (“Nasdaq”) Hearings Panel to delist the Company’s ADSs from Nasdaq (the “Delisting”), as previously disclosed in the Company’s press release published on June 21, 2023. The Delisting became effective on July 8, 2023.

The Company intends to maintain its ADS program and the corresponding deposit agreement following the Delisting and Deregistration, and the trading of the Company’s ADSs on the Moscow Exchange is unaffected and continues as usual. As announced previously, the Company is also considering several strategic alternatives which may be carried out following the Delisting and Deregistration, potentially including providing liquidity to the Company’s shareholders, redomiciling or restructuring the Company by moving its corporate governance to Russia, with the Moscow Exchange remaining the primary trading market for the Company’s shares. To date, the Company has not made any definitive plans.

The Delisting and Deregistration do not impact HeadHunter’s business operations or financial position, and we remain focused on maintaining business growth. Neither the Company nor any of its subsidiaries is directly subject to any sanctions imposed by authorities of the United States, the United Kingdom, the European Union or other countries.

Contacts:

Investor Inquiries

Telman Shagants

E-mail: investor@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Deregistration and related timing, the strategic alternatives considered by the Company, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, macroeconomic and global geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, as such factors may have been updated from time to time in our other filings with the SEC made prior to the Deregistration, each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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